April 8, 2008

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amazon.com, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 11, 2008
File No. 000-22513

Dear Mr. Owings:

On behalf of Amazon.com, Inc., this responds to your letter of March 25, 2008, regarding our Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 10-K”). Each of your comments is set forth below, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1.	Business, page 3

Seasonality, page 6

1.	Please quantify the extent to which the company’s business is seasonal. See Item 101(c)(1)(v) of Regulation S-K.

Response

Historically, the Company has generated a higher percentage of its annual revenue in its fourth quarter and approximately equal percentages of its revenue across its other quarters. In future filings, the Company will disclose the approximate percentage of revenue attributable to the fourth quarter.

Item 1A.	Risk Factors, page 8

2.	We note in the introductory paragraph to your risk factors section you state that the risks disclosed may not be the only ones you face. You must disclose all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

Response

In its future filings, the Company will delete this language.

Item 9A.	Controls and Procedures, page 77

3.	We note your statement that a “control system, no matter how well designed and operated, … can provide only reasonable, not absolute, assurance that its objectives will be met.” Please revise to state clearly, if true, that your disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures and internal control over financial reporting are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

In future filings, the Company will disclose that the Company’s disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving the applicable objectives. In addition, the Company will continue to disclose, as appropriate, that management has concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective at the reasonable assurance level (see the “Evaluation of Disclosure Controls and Procedures” and “Management’s Report on Internal Control Over Financial Reporting” sections of Item 9A of the Company’s 2007 Annual Report on Form 10-K).

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me at (206) 266-6475 (telephone) or (206) 266-7010 (facsimile).

Very truly yours,

/s/ L. Michelle Wilson
L. Michelle Wilson Senior Vice President and General Counsel Amazon.com, Inc.

cc:	Blair Petrillo, Staff Attorney Division of Corporation Finance

Ellie Quarles, Special Counsel Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos President and Chief Executive Officer Amazon.com, Inc.

Thomas J. Szkutak Senior Vice President and Chief Financial Officer Amazon.com, Inc.

Shelley Reynolds Vice President and Worldwide Controller Amazon.com, Inc.

Greg Beams Partner Ernst & Young LLP

Ronald O. Mueller Gibson, Dunn & Crutcher LLP

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